September 20, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re: GlobalTech Corp

Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2022 Amendment No. 3 to Form 10-Q for the Quarterly Period Ended March 31, 2023

File No. 000-56482

Dear Commission:

We are in receipt of your letter dated September 14, 2023.  In reference to the additional disclosures, we will be filing an amendment to our annual report 10-K for the fiscal year ended December 31, 2022, quarterly report 10-Q for the quarterly period ended March 31, 2023 and quarterly report 10-Q for the quarterly period ended June 30, 2023.

Our response to each of your comments is as follows (Commission’s text is in bold):

Amendment No. 4 to Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements

Note 2. Basis of Preparation of Consolidated Financial Statements

Restatement of Prior Balances, page F-13

1.

We note the revisions in response to prior comment 1. Please revise the amounts included in the column labeled as “as presented” to agree to the December 31, 2021 balances as originally reported in the Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023. Alternatively, if the financial statements in the subsequent amendments are being restated, please clarify your disclosure.

Response: We will revise the amounts included in the column labeled as “as presented” to agree to the December 31, 2021 balances as originally reported in the Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023 in an amendment to our annual report 10-K for the fiscal year ended December 31, 2022.

2.

Please explain how you computed the adjustment amount related to restatement (c). That is, we note that you reversed a bargain purchase gain of $7.3M previously recognized on the acquisition of Ferret and recognized a bargain purchase of $407K on the reverse merger. As such, it appears the restatement should result in an adjustment to other income of $6.9M. Please explain or revise.

Response: We agree with the SEC’s comment on the restatement and will revise our financial statements as originally reported in the Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023 to result in an adjustment to other income of $6.9M. We will restate our financials and file an amended 10-K as of December 31, 2022.

3550 Barron Way Suite 13a, Reno, NV 89511

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Amendment No. 3 to Form 10-Q for the quarterly period year ended March 31, 2023

Notes to Consolidated Financial Statements

Note 2. Basis of Preparation of Consolidated Financial Statements Restatement of Prior Balances, page 14

3.

Please revise to provide the disclosures required by ASC 250-10-50-7 for each of the periods presented in the filing. In this regard, we note that you have disclosed the impact of the restatements on the balance sheet as of December 31, 2021, the statements of operations for the year ended December 31, 2021 and 2022, and the statement of cash flows for the year ended December 31, 2021. Please also make applicable changes to the disclosures in Amendment No. 1 to Form 10-Q for the quarterly period ended June 30, 2023.

Response: We will revise our amended 10-Q filings to disclose the effect of the correction of the errors on all of the financial statement line items impacted in line with ASC 250-10-50- 7. We will add disclosures reflecting the changes from the originally filed March 31, 2023 10-Q and June 30, 2023 10-Q compared to the amended March 31, 2023 10-Q and June 30, 2023 10-Q for each line item presented.

Sincerely,

GlobalTech Corporation

Dana F. Green

Chief Executive Officer

cc: Sean Neahusan

3550 Barron Way Suite 13a, Reno, NV 89511

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